

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 16, 2016

H. Michael Krimbill
Chief Executive Officer
NGL Energy Partners LP
6120 South Yale Avenue, Ste. 805
Tulsa, OK 74136

>   **Re: NGL Energy Partners LP**
>   **Registration Statement on Form S-3**
>   **Filed November 7, 2016**
>   **File No. 333-214479**

Dear Mr. Krimbill:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Langford at 202-551-3193 with any questions.

>   Sincerely,
>
>   /s/ Timothy S. Levenberg
>
>   *for* H. Roger Schwall
>   Assistant Director
>   Office of Natural Resources